Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong ___________
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

DECEMBER 18, 2024

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anastasia Kaluzienski

Mr. Robert Littlepage

Re: Yalla Group Limited
Form 20-F for the Period Ended December 31, 2023
File No. 001-39552

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited (the “Company”), we are submitting this letter in response to your correspondence dated December 13, 2024 (the “December 13 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 23, 2024.

In the December 13 Letter, you requested that the Company respond to the Staff’s comments within ten business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until January 10, 2025 and expects to respond no later than that date.

* * *

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	aNTHONY D. KING	jin hYUK park	erik p. wang	christopher k.s. wong
resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	boston	BRUSSELS	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO		TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
December 18, 2024	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Yalla Group Limited

Ms. Yang Hu, Chief Financial Officer